

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-Mail
Stephen J. Luczo, Chief Executive Officer
Seagate Technology plc
38/39 Fitzwilliam Square
Dublin 2, Ireland

> **Re: Seagate Technology plc**
> **Form 10-K for the Fiscal Year Ended July 1, 2011**
> **Filed August 17, 2011**
> **Definitive Proxy Statement Filed on Schedule 14A**
> **Filed September 26, 2011**
> **File No. 001-31560**

Dear Mr. Luczo:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 1, 2011

Part III Information Incorporation By Reference in Schedule 14A Filed on September 26, 2011

Compensation of Named Executive Officers, page 50

1.   In your response letter, please discuss the factors that led your compensation committee to award performance-vesting shares and stock options in the amount of $1,898,555 and $3,951,827, respectively, to Mr. Albert A. Pimental in fiscal year 2011. See Item 402(b)(2) of Regulation S-K. Also, please confirm that in future filings, as applicable, you will provide similar disclosure regarding the specific factors considered in awarding compensation to each of your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Via E-Mail
        Kenneth M. Massaroni, Esq,
        Patrick O'Malley, CFO